UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31505

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/21 (MM/DD/YY) AND ENDING 1/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Liberty Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 Fifth Avenue, 15th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Allison M. Lindh	212-869-8224	alindh@libertyai.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allison M. Lindh _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Liberty Associates, Inc. _____, as of January 31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Allison M. Lindh

Title:

Chief Financial Officer

_____
Notary Public

IRA F. FRANKEL
Notary Public, State of New York
No. 02FR4752396
Qualified in Rockland County
Commission Expires November 30, 2017 2022

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Liberty Associates, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended January 31, 2022

Contents

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Liberty Associates, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Associates, Inc. as of January 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Liberty Associates, Inc. as of January 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liberty Associates, Inc.'s management. My responsibility is to express an opinion on Liberty Associates, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Liberty Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Liberty Associates, Inc.'s financial statements. The Supplemental Information is the responsibility of the Liberty Associates, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Liberty Associates, Inc.'s auditor since 2018.

Tarzana, California

March 18, 2022


Liberty Associates, Inc.
Financial Statements
Statement of Financial Condition
For the Year-Ended January 31, 2022


Assets

Assets

Cash and cash equivalents	$93,606
Clearing Broker	50,000
Accounts Receivable	8,000
Total Assets	**$151,606**

Liabilities

Liabilities

Clearing Broker	$1,198
Accrued Liabilities	7,600
Other Liabilities	10,030
Total Liabilities	**$18,828**

Stockholder's Equity

Common Stock (1,440,000 shares authorized, 1,440,000 shares issued and outstanding)	5,000
Preferred Stock (200,000 shares authorized, 160,000 shares issued and outstanding)	400,000
Additional Paid in Capital	370,000
Retained Deficit	(642,223)
Total Stockholder's Equity	**132,777**
Total Liabilities and Stockholder's Equity	**$151,606**


The accompanying notes are an integral part of these financial statements.


Liberty Associates, Inc.
Financial Statements
Statement of Operations
For the Year-Ended January 31, 2022

Revenues	
Commissions Earned	$74,495
Underwriting/Selling Group Participation	136,000
Other Income	951
Dividend & Interest Income	39
Total Revenues	$211,485
Operating Expenses	
Professional Services	$48,550
Clearance Fees	45,269
Commissions	207,014
Earnings	39,601
Insurance Expense	2,001
Floor Brokerage, Exchange Fees	4,900
Tech, Data, & Communication	11,658
Registration Fees	21,765
Occupancy & Expense Sharing	47,100
Other Expenses	8,341
Total Operating Expenses	$436,199
Operating Income (Loss)	$(224,714)

The accompanying notes are an integral part of these financial statements.

Liberty Associates, Inc.

Financial Statements

Statement of Cash Flows

For the Year-Ended January 31, 2022

Cash Flows From Operating Activities	
Net Income (Loss)	$ (224,714)
Accrued Commissions	(10,823)
Accounts Receivable	(8,000)
Clearing Deposit	(50,000)
Clearing Broker Liabilities	1,198
Payment Deposit Liabilities	10,000
Total Adjustments	(57,625)
Net Cash Provided By (Used in) Operating Activities	$(282,339)
Net Increase (Decrease) In Cash and Cash Equivalents	$(282,339)
Cash and Cash Equivalents at Beginning of Period	$375,945
Cash and Cash Equivalents at End of Period	$93,606
Cash Paid for Interest	$0
Cash Paid for Income Taxes	$0

The accompanying notes are an integral part of these financial statements.


Liberty Associates, Inc.
Financial Statements
Statement of Changes in Ownership Equity
For the Year-Ended January 31, 2022


	Common Stock	Preferred Stock	Paid-In Capital	Retained Deficit	Total Equity
Balance – February 1, 2021	$5,000	$400,00	$370,000	($417,509)	$357,491
Net Income (Loss)	-		-	(224,714)	(224,714)
Balance as of January 31, 2022	**$5,000**	**$400,000**	**$370,000**	**($642,223)**	**$132,777**

The accompanying notes are an integral part of these financial statements.

Liberty Associates, Inc.
Notes to Financial Statements
For the Year-Ended January 31, 2022

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Liberty Associates, Inc. (the Company) was incorporated in the State of New York effective February 15, 1984. The Company has adopted a fiscal year ending January 31st.

Description of Business

The Company, located in New York, NY is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under an exemption pursuant to exemptive provision under Rule 15c-3(k)(2)(ii). The Company clears all transactions on a fully-disclosed basis through its clearing firm, RBC Correspondent Services with a $50,000 clearing deposit.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the commission statements.

Income taxes

Effective February 15, 1984, the Company began operations. Federal income taxation occurs at the entity level. The company is subject to audit by taxing agencies for years ended 2019, 2020, and 2021.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 18, 2022, which is the date the financial statements were available to be issued. As of October 2018, Liberty Associates, Inc. has established a clearing and custodial arrangement with RBC Correspondent Services.

NOTE B - ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments see below.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from Underwriting and Selling Group Participation: This includes revenue from underwritings and selling group participation in any capacity.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income: This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

NOTE C - CONCENTRATION OF CREDIT RISK

At January 31, 2022, the Corporation maintained a cash balance of $142,407 in a bank account. The bank account is insured by the Federal Deposit Insurance Corporation up to $250,000, and at January 31, 2022 is fully insured. The money market fund is unsecured. Accordingly, the Corporation is subject to credit risk from this concentration.

NOTE D - COMMITMENTS AND CONTINGENCIES

Liberty Associates, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE E - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those Instruments. Available- for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
January 31, 2021	Carrying Value Level 1	Fair Value Level 1
Marketable Securities	$0	$0
Total	$0	$0

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness. In this case the minimum net capital is $5,000. On January 31, 2022, the Company's net capital of $124,777 exceeded the minimum net capital requirement of $5,000 by $119,777 and the Company's ratio of aggregate indebtedness of $18,828 to net capital was .15:1, which is less than the 15:1 maximum ratio requirement.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3- 1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

NOTE G - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions under Rule 15c-3-3(k)(2)(ii).

NOTE H - INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority. The Company is subject to audit by the taxing agencies for years ending December 31, 2019, 2020, and 2021.

The component of income taxes at December 31, 2021 are as follows:

	Current	Deferred	Total
2021			
Federal	$0	$35,993	$135,993
State	$0	$16,951	$16,951

The NOL carryforward is available for 20 years, expiring December 31, 2040 in the amount of $178,897.

Deferred taxes have been calculated based on the significant temporary differences between current and future periods taxable income which are primarily due to accounts receivable, prepaid expenses, accounts payable, differences in depreciation methods and research and development tax credit carryforwards.

The components of the Company's deferred tax assets/liabilities are as follows:

Deferred tax assets:	$52,944
Valuation allowance:	($52,944)
Total	$0

Note I – Related Party Transactions

During the reporting period the Firm had in place an expense sharing agreement with S&E Azriliant, P.C., a related party in the amount of $3,100 per month which includes rental expense, utilities, communication, telephone, and supplies totaling $47,100. As of March 1, 2021, the Firm updated the expense sharing agreement for the updated amount totaling $4,000 per month. The Firm believes ASC 842 lease accounting does not apply as it has an expense sharing agreement.

Note J – Commitments and Contingencies

The Firm had no comiitments or contingencies outstanding during Fiscal Year End January 31, 2022.

Liberty Associates, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended January 31, 2022

Schedule II

Computation of Net Capital

Stockholder's Equity		$ 132,777
Non-Allowable Assets		
Property and Equipment	$ 0.00	
Accounts Receivable - other	(8,000)	
Total Non-Allowable Assets		$ (8,000)
Other Securities	$0.00	
Exempted Securities	0.00	
Other Charges	0.00	
Haircuts on Securities Positions		
Securities Haircuts	$ 0.00	
Undue Concentration Charges	0.00	$0.00
Net Allowable Capital		$ 124,777

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 1,255
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	$119,777

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 18,828
Percentage of Aggregate Indebtedness to Net Capital	15.09%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of January 31, 2022	$ 124,777
Adjustments	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$ 124,777
Reconciled Difference	-

The accompanying notes are an integral part of these financial statements.

Liberty Associates, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended January 31, 2022

Schedule II

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Schedule III

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.



Liberty Associates, Inc.
Established since 1984

March 18, 2022

Brian W. Anson
18455 Burbank Blvd.
Suite 404
Tarzana, CA 91356

RE: Exemption Statement Rule 15c3-3(k)(2)(ii) for FYE January 31, 2022

Dear Mr. Anson,

Please be advised that Liberty Associates, Inc. has complied with the Exemption Rule 15c3-3(k)(2)(ii), for the period of February 1, 2021 through January 31, 2022. Liberty Associates, Inc. did not hold customer securities or funds at any time during this period.

Allison M. Lindh, Chief Compliance Officer of Liberty Associates, Inc. has made available to Brian Anson all records and information including all communications from regulatory agencies received through the date of this review January 31, 2022.

Allison M. Lindh has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Liberty Associates, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (212) 869-8224.

Best Regards,

Allison M. Lindh

Allison M. Lindh
Chief Compliance Officer
Liberty Associates, Inc.

Enclosures

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Liberty Associates, Inc.
New York, New York

I have reviewed management's statements, included in the accompanying Liberty Associates, Inc., Exemption Report in which (1) Liberty Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Liberty Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and 2 Liberty Associates, Inc. stated that Liberty Associates, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Liberty Associates, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Liberty Associates, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
March 18, 2022